Board of Management

02015432

Vedior NV

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel. +31(0)20 573 56 00
Fax +31(0)20 573 56 08
HR. Amsterdam 33292225

SUPPL

Amsterdam, 6 February 2002

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

3/7

enclosure

Office:
Tripolis Building 200
Burgerweeshuispad 201
1076 GR Amsterdam
The Netherlands

Amsterdam, the Netherlands

Vedior NV

Vedior NV announces results for 2001, management appointments and specialist staffing acquisitions in Europe

For release at 8.00am on 6 February 2002

HIGHLIGHTS FOR THE YEAR

- **Sales increase of 3% to € 6,766 million**
- **Operating income* decreased by 9% to € 269 million**
- **Net income per share** was € 0.87 (2000: € 1.03) excluding special items and € 0.84 (2000: € 1.04) including special items**
- **Cash flow from operating activities increased to € 211 million from € 43 million in 2000**
- **Net debt declined to € 775 million (2000: €1,509 million)**
- **Specialist staffing services now 31% of sales and 44% of operating income**
- **High organic sales growth for healthcare, education, and engineering sectors**

HIGHLIGHTS FOR THE FOURTH QUARTER

- **Sales decrease of 9% to € 1,599 million**
- **Operating income* decreased by 48% to € 43 million**
- **Improved operating income at Vedior Europe**
- **Net income per share** was € 0.15 (2000: € 0.29) excluding special items and € 0.09 (2000: € 0.29) including special items**
- **Cash flow from operating activities increased to € 84 million from € 59 million**

* *before amortisation of goodwill and special items*

** *before amortisation of goodwill and extraordinary results*

MANAGEMENT APPOINTMENTS AND ACQUISITIONS IN 2002

- **Tony Martin extends contract as Chairman for a further two years**
- **Appointment of John Rowley and Zach Miles as Vice Chairmen**
- **Acquisition of JBM, a provider of healthcare staffing services to the public and private sector in France**
- **Acquisition of High Flyers, a legal staffing specialist in France**

Vedior Chairman, Tony Martin said: *"Over the past twelve months, Vedior has been substantially transformed. That this has been successfully achieved at a time of worsening economic conditions is an achievement of which our personnel can be justly proud. Vedior has adjusted its strategic focus in continental Europe emphasising profitability over market share, restructured a number of its larger centralised operating companies, developed an innovative market segmentation strategy for its traditional businesses in France and the Netherlands, and increased the proportion of sales it derives from specialist staffing.*

I am pleased that we have now put in place a management structure that will allow us to continue this progress and help steer Vedior through the changing market conditions we are likely to experience over the next few years."

Results for the year

Sales increased 3 per cent to € 6,766 million in 2001 from € 6,584 million in 2000. Organic growth was 1 per cent. Sales growth was highest in Italy, Portugal, Japan, the UK, Canada and South America. Sales in the US declined 8 per cent, primarily as a result of lower sales in the Accounting and IT sectors in the second half of the year.

In France, organic sales growth was 4 per cent as a result of strong organic growth in the first half of the year, offset by decline in the second half. Our specialist staffing companies in France performed very strongly throughout the year, especially within the Healthcare sector as well as the IT, Accounting and Engineering areas.

Within the Vedior Europe division, sales decreased in the Netherlands and Belgium by 9 per cent and 10 per cent respectively but, due to cost containment measures, the operating result in the Netherlands improved compared to the prior year.

Operating income before special items and amortisation of goodwill decreased 9 per cent to € 269 million in 2001 from € 295 million in 2000. Currency fluctuations reduced operating income by 1 per cent. At VediorBis, operating income increased by 5 per cent to € 101 million from € 96 million as a result of higher sales and the acquisition of Atoll which contributed € 2 million of operating income. At Select, operating income was € 155 million in 2001 compared to € 184 in 2000 reflecting lower temporary sales and lower permanent placement sales in the US which were partially offset by lower operating expenses. In the UK, operating income increased 16 per cent organically. Operating income of Vedior Europe decreased to € 22 million in 2001 from € 25 million in 2000.

Net profit before amortisation of goodwill and extraordinary results increased 11 per cent to € 121 million from € 109 million in the prior year. Net income per share before amortisation of goodwill, extraordinary results and special items fell from € 1.03 to € 0.87, reflecting the increased number of shares in issue following the equity offering earlier this year. The average number of shares for the year was 138.6 million compared to 101.1 million in 2000.

Cash flow from operating activities increased to € 211 million from € 43 million mainly as a result of lower working capital requirements. Days sales outstanding decreased to 63 in December 2001 compared to 66 in the prior period in 2000. In addition, net debt was reduced by € 682 million following the equity offering in May 2001. By 31 December 2001, net debt declined to € 775 million compared to € 1,509 million as at 31 December 2000

Results for the Fourth Quarter

Sales for the fourth quarter of 2001 were € 1,599 million compared to €1,762 million in the fourth quarter of 2000, a decrease of 9 per cent of which 1 per cent was due to unfavourable currency movements. Each of the Group's three divisions experienced lower activity.

Gross margin before special items was 19.1 per cent compared to 20.8 per cent last year reflecting lower gross margins within the Select division, primarily as a result of lower permanent placement fees.

Operating income (earnings before interest, tax and amortisation of goodwill) before special items decreased 48 per cent to € 43 million from € 83 million in the fourth quarter of 2000. Currency fluctuations reduced operating income by 1 per cent. Operating income for the quarter included a one-off charge of € 11 million relating to contingencies for social security risks throughout the Group, predominantly relating to previous years.

Interest charges were € 14 million compared to € 28 million in the same quarter last year, reflecting the lower indebtedness of the Company. No tax charge was incurred in the last quarter as sufficient tax provision had been provided in the first nine months in combination with a one-off net tax benefit of € 2 million in the fourth quarter.

Net profit before amortisation of goodwill and extraordinary results decreased 48 per cent to € 16 million. Net income per share before amortisation of goodwill and special items decreased 48 per cent to € 0.15 from € 0.29. The average number of shares for the quarter was 160.4 million compared to 105.1 million last year.

Cash flow from operating activities increased to € 84 million from € 59 million as a result of lower working capital requirements.

Division Performance

Vedior is managed through three major operating divisions, Select, VediorBis and Vedior Europe.

Select

Select is responsible for specialist staffing activities within the Company. At year-end 2001, specialist sales represented 31 per cent of total Company sales and 44 per cent of operating income.

Despite strong organic sales growth in Education, Healthcare and Engineering, sales of Select decreased due to continuing difficult market conditions in the US Accounting and IT sectors, where quarterly sales decreased organically by 43% and 36% respectively.

Strong organic growth for the quarter was achieved in Portugal (19 per cent), Japan (14 per cent), France (10 per cent) and the UK (9 per cent).

Operating income for the quarter decreased by 53 per cent to € 25 million from € 53 million, primarily as a result of the decline in operating income in the US and despite a 35 per cent reduction in selling general and administrative expenses in the fourth quarter compared to the same quarter of last year. Operating margin for the fourth quarter was 3.6 per cent compared to 7.0 per cent in the same quarter of 2000.

VediorBis

The French staffing market experienced a fourth quarter volume decline of 16 per cent, however the quarterly sales of VediorBis only decreased organically by 11 per cent.

Operating income was € 16 million compared to € 30 million in the fourth quarter of 2000. Operating margin fell from 4.5 per cent in the last quarter of 2000 to 2.6 per cent.

Between October and December 2001, almost 5,000 temporaries were recruited and trained in key activities relating to the introduction of the Euro in 2002, including reception staff, counter clerks, cash desk operators and call centre agents.

In October 2001, VediorBis relocated its head office from central Paris to the northern Parisian suburb of Saint-Denis.

Vedior Europe

The beneficial effects of restructuring, cost containment measures and change of business focus have begun to provide noticeable improvements to the performance of the Vedior Europe division, even though these changes have been implemented in more difficult market conditions. Operating income increased to € 5 million from € 3 million in the fourth quarter of 2000 in spite of an 11 per cent decline in organic sales. Vedior Belgium achieved a positive operating profit. The operating margin of Vedior Europe rose to 1.7 per cent in the quarter from 0.9 per cent in the same quarter of 2000.

Sales were € 298 million compared to € 335 million in the same period last year. With the exception of Italy, all markets experienced lower activity.

In order to take advantage of efficiencies, preparatory work has begun on the integration of the back-offices of Vedior Italy with those of Select's Italian staffing brand, Italia Lavora.

Payments to Shareholders

With the approval of the Supervisory Board, the Board of Management has decided to deduct the net loss of € 143 million from reserves. It will be proposed at the Annual General Meeting of Shareholders that payments are made out of distributable reserves: on the preference class A shares (effective value € 51 million) and on the preference class B shares (effective value € 1.2 million), 8 per cent and 6 per cent per annum respectively; on the ordinary shares, € 0.26 per share, representing 35 per cent of profits for the year (before goodwill amortisation and extraordinary results) and which is equal to the payment in 2000. The total payments on the preference class A and B shares will be € 4 million and on the ordinary shares will be € 42 million. On the preference class A shares and preference class B shares interim dividends have been distributed at a rate of 3.1 per cent and 2.4 per cent respectively.

The payment on the ordinary shares will be distributed optionally in cash (€ 0.26) or in (certificates of) ordinary shares, charged to reserves. The cash payment will be paid on 21 May 2002, as well as the final payment on the preference class A and B shares. The stock payment will be distributed on the same day. The stock payment in (certificates of) ordinary shares will be determined on 16 May 2002 after stock exchange closure on the basis of the average price on this day. The value of the stock payment will be approximately 3 per cent higher than the cash payment. The new (certificates of) ordinary shares to be issued will qualify in full for dividends declared in respect of the financial year ending December 2002.

Personnel

At the request of the Supervisory Board, Tony Martin, who had originally planned to retire in September 2002, has agreed to extend his contract as Chairman for another two years from February 2002. Furthermore, in order to place Vedior's future development on a more secure footing during a crucial period in its development, John Rowley, Chief Operating Officer, and Zach Miles, Director responsible for business development, have jointly been nominated to the role of Vice Chairmen. Mr Rowley joined Select in 1995 and has over 30 years staffing industry experience while Mr Miles joined Select in 1988, prior to which he was a partner at Arthur Andersen & Co in London. As Vice Chairmen, Mr Rowley and Mr Miles will take an increasing hand in the day-to-day management of Vedior with Mr Rowley assuming responsibility for commercial operations and Mr Miles assuming responsibility for corporate administration and business development.

Nick Lento, North American Zone Manager is leaving the Group to pursue other business interests. The Board of Management thanks him for his important contribution since he joined the Group in October 1994. The role of North American Zone Manager, which includes responsibility for Vedior's global IT staffing services, will return to Joseph P. Strong, who had fulfilled this role before becoming Vice Chairman of Select Appointments North America and, more recently, a member of the Board of Management.

Development Programme

Aside from organic growth, Vedior's international network was enlarged during 2001 through a number of acquisitions, two of which were in new markets, Turkey and Chile. The most significant acquisitions were Atoll, a temporary staffing provider with 25 offices in the Rhône Alpes/Savoie region, the second most important economic area in France, and Rekenmeesters, a fast-growing specialist niche provider of accounting and financial personnel based in the Netherlands.

The acquisition programme has continued into 2002. In January, Vedior acquired two specialist staffing companies in France in line with its strategic aim of expanding specialist services in continental Europe:-

> Highflyer SA is a legal staffing company providing Vedior with an excellent platform for pan-European expansion within this specialist niche. Operating under the brand Adwelson, Highflyer provides search and selection activities to law firms and private industry. Highflyer also operates a website, *www.recrulex.com*, which is a very successful online provider of staffing services to the French legal sector. The candidate database within this website provides a significant business contribution to the company's traditional recruitment business. Highflyer has grown strongly since being founded in 1998 and achieved (unaudited) sales of FrF 9.5 million (€ 1.4 million) for the year ending 31 December 2001. Vedior already provides legal staffing services in Australia, New Zealand, Hong Kong, Singapore, the UK and US.
>
> JBM is a fast growing specialist healthcare company, based in Paris, servicing both the public and private healthcare sectors in France. JBM operates in a similar sector to Vedior's existing healthcare staffing brand, L'Appel Medical, however, JBM has a higher penetration within the public sector than L'Appel Medical thereby providing Vedior with a broader client base. Furthermore, JBM brings the new service line of medical secretaries to Vedior's portfolio of healthcare staffing services in France. JBM's (unaudited) sales for the year ending 31 December 2001 were FrF 98.4 million (€15 million). During 2001, Vedior launched or acquired new healthcare staffing services in the Netherlands, Australia, Italy, Portugal, Germany and Finland taking advantage of the strong growth prospects afforded by a sector with limited exposure to economic cyclicality.

On 5 February 2002, Vedior, acquired 50 per cent of Teleprofs from KPN Telecom making Vedior the full owner of this profitable specialist provider of telebusiness personnel in the Netherlands. Teleprofs was originally established in 1989 as a joint venture between Vedior and KPN Telecom and consists of three divisions; Teleprofs Staffing with a national network of 18 offices, Teleprofs Facilities which provides management and personnel administration and Teleprofs Services providing assessment and training.

Vedior now operates a total network of 2,269 offices in 28 countries. In 2001, the network increased by 73 offices.

During the year, much work was done on the VediorBis 2002 project. The main objective of this project is to build a new form of organisation transforming what is essentially a "general" staffing network into a specialist network targeting key industry sectors but, nevertheless, still focused on the provision of traditional light industrial and administrative staffing. VediorBis is the first French staffing services company to provide these segmented services on a national basis. Six business units have been established in January 2002 covering the following sectors:-

- Industrial – focusing on local business
- Major Industrial Sites – focusing on clients requiring large temporary workforces
- Experts and Professionals - providing highly skilled industrial staff
- Tertiary and Services – providing temporaries to the banking, insurance, accounting, management, finance and sales/marketing sectors
- Logistics and Commerce providing temporaries to the transport, logistics, distribution, catering, hospitality and tourism sectors
- Construction and Public Works

The investment and restructuring required to implement segmentation within France will increase administrative costs in the short term. However, segmentation is intended to, in due course, provide improved margins through the development of more focused operating divisions able to provide a more clearly defined range of services of higher quality at all levels within client organisations.

A similar segmentation project is also being undertaken by Vedior in the Netherlands. So far, two new brands have been launched, Medical Square, covering the healthcare sector, and Vedior Mobiliteitsdiensten, providing outplacement services. Further segmentation in the Netherlands is anticipated during the course of 2002.

Management Outlook

There continues to be uncertainty over the direction of the world's major economies which makes 2002 difficult to predict. GDP in 2002 is forecast to be worse than 2001 in nearly all of Vedior's markets. Comparisons of Vedior's performance in the first half of 2002 are likely to look weak compared to the strong first half of 2001 where the Group outperformed its peers.

Despite the current state of global employment markets, the longer-term issue of skills shortages should continue to be a key driver for staffing industry growth. The US Bureau of Labor Statistics predicts job growth in excess of a declining labour pool until, at least, 2008 and the situation is the same in other markets around the world. Demand is expected to be high and supply tight. Employers and employees continue to value the flexibility afforded by temporary and contract labour and, therefore, we believe that the staffing industry's strong long-term industry fundamentals remain intact.

The legal environments in which Vedior operates continue to shift - mostly, but not always, in a positive direction. The submission of the EU draft directive to the European Parliament in May 2002 could play a key role in determining the future development of the staffing industry in Europe and may have a particular impact on the more liberal markets such as the UK. Hopefully, outstanding issues can be resolved in co-operation with all social partners.

During 2002, development efforts will continue in line with our stated objectives. Vedior will also seek opportunities to improve efficiency. Following the progress made in 2001, we shall also seek to further reduce the Group's debt and continue to control working capital.

Our programme to continue to diversify our services by industry sector and geography is designed to improve our business mix through a combination of both organic and acquisitive growth. We will continue to seek strategic and complementary acquisitions with a particular focus on specialist staffing provision.

Vedior continues to supply services to high volume users under national and international supply agreements but places more emphasis on developing regional and local business. During 2002, we can expect to see increasing pricing pressure being brought to bear by the largest employers which will likely reduce profit margins. Lower permanent placement sales in the US will likely also reduce margins in the first half of 2002. In this environment, Vedior will continue to place priority on improving profitability over growth in market share.

Vedior's decentralised managerial structure is designed to enable operating companies to react swiftly to changing market circumstances – a particular advantage should the staffing industry develop in the way many people predict during 2002. Our operational management teams have more accountability and more flexibility andVedior's entrepreneurial culture affords them opportunities to be nimble, creative and responsive to market trends.

In 2002, staffing markets are, for the first time in many years, client-led rather than candidate-led. This presents a new set of challenges for many staffing industry personnel who have, hitherto, only known buoyant employment markets. Vedior benefits from having one of the most experienced senior management teams among the major international staffing companies.

Vedior does not have over-branched operating networks. Potential market share gains in economic good times have been moderated so the Group can avoid the pain of closing down large numbers of offices in a downturn. Accordingly, we anticipate that Vedior's overall operating network will not be reduced during the course of 2002.

Experience of past recessions shows that when economies do begin to recover the staffing industry rebounds with considerable speed and strength. By that time, weaker competitors will likely have either disappeared completely or had to make cuts leaving a larger market share for the stronger companies. We believe that Vedior's strategies have the Group well prepared to take advantage of this upswing.

2001 – 2002 Financial Agenda:

Annual General Meeting of Shareholders	26 April 2002
Publication first quarter results 2002	26 April 2002
Publication first half results 2002	31 July 2002
Publication third quarter results 2002	31 October 2002

For further information, please contact:

Tony Martin, *Chairman*	+31 (0)20 573 5653 or +44 (0)1727 842 999
Zach Miles, *Vice Chairman*	+31 (0)20 573 5626 or +44 (0)1727 842 999
Frits Vervoort, *CFO*	+31 (0)20 573 5636
John Nurthen, *Director of Corporate Affairs*	+31 (0)20 573 5711 or +44 (0)1727 842 999
Jelle Miedema, *Company Secretary*	+31 (0)20 573 55711 or +44 (0)1727 842 999

Consolidated profit and loss account (unaudited)
Fourth quarter, ending 31 December 2001

in millions of euro (EUR)	**Three months ended 31 December** **2001**	2000	Increase/ decrease 2001/2000
Sales	1,599	1,762	-9%
Direct costs	-1,304	-1,395	
Gross profit	**295**	**367**	-20%
Personnel costs	-151	-179	
Other operating costs	-112	-105	
Operating income before amortisation of goodwill	**32**	**83**	**-61%**
Goodwill amortisation	-67	-65	
Operating income	**-35**	**18**	
Financial income and expense	-14	-28	
Result from ordinary operations before taxes	**-49**	**-10**	
Taxation	-	-21	
Result from ordinary operations after taxes	**-49**	**-31**	
Third party interests	-2	-3	
Net loss	**-51**	**-34**	
Net profit before amortisation of goodwill and extraordinary results	**16**	**31**	**-48%**
Basic loss per share	-0.32	-0.33	
Basic earnings per share before amortisation of goodwill and extraordinary results	0.09	0.29	-69%
Diluted earnings per share before amortisation of goodwill and extraordinary results	0.09	0.28	-68%
Basic earnings per share before amortisation of goodwill, extraordinary results and special items	0.15	0.29	-48%
Diluted earnings per share before amortisation of goodwill, extraordinary results and special items	0.15	0.28	-46%

Consolidated profit and loss account (unaudited)
Full year, ending 31 December 2001

in millions of euro (EUR)	Full year ended 31 December 2001	2000	Increase/ decrease 2001/2000
Sales	6,766	6,584	3%
Direct costs	-5,441	-5,257	
Gross profit	**1,325**	**1,327**	0%
Personnel costs	-655	-650	
Other operating costs	-403	-380	
Operating income before amortisation of goodwill	**267**	**297**	**-10%**
Goodwill amortisation	-264	-253	
Operating income	**3**	**44**	
Financial income and expense	-81	-104	
Result from ordinary operations before taxes	**-78**	**-60**	
Taxation	-55	-74	
Result from ordinary operations after taxes	**-133**	**-134**	
Income from non consolidated participating interests	1	1	
Third party interests	-11	-11	
Net loss before extraordinary results	**-143**	**-144**	
Extraordinary result, net of taxes	-	5	
Net loss	**-143**	**-139**	
Net profit before amortisation of goodwill and extraordinary results	**121**	**109**	**11%**
Basic loss per share	-1.06	-1.41	
Basic earnings per share before amortisation of goodwill and extraordinary results	0.84	1.04	-19%
Diluted earnings per share before amortisation of goodwill and extraordinary results	0.84	1.03	-18%
Basic earnings per share before amortisation of goodwill, extraordinary results and special items	0.87	1.03	-16%
Diluted earnings per share before amortisation of goodwill, extraordinary results and special items	0.87	1.02	-15%

Sales and operating income per segment (unaudited)

in millions of euro (EUR)	Three months ended 31 December			Full year ended 31 December		
	2001	2000	Increase/ decrease 2001/2000	**2001**	2000	Increase/ decrease 2001/2000
Sales						
Select	690	758	-9%	2,883	2,726	6%
VediorBis	611	669	-9%	2,639	2,547	4%
Vedior Europe	298	335	-11%	1,244	1,311	-5%
Sales	**1,599**	**1,762**	**-9%**	**6,766**	**6,584**	**3%**
Operating income						
Select	25	53	-53%	155	184	-16%
VediorBis	16	30	-47%	101	96	5%
Vedior Europe	5	3	67%	22	25	-12%
Corporate expenses	-3	-3		-9	-10	
Special items	-11	-		-2	2	
Operating income before amortisation of goodwill	**32**	**83**	**-61%**	**267**	**297**	**-10%**

To reflect the change in management and reporting structure as of January 2001, the results of Vedior Portugal are now included in Select; they were previously included within Vedior Europe. The 2000 comparable figures have been adjusted accordingly.

Consolidated cash flow statement (unaudited)

in millions of euro (EUR)	Three months ended 31 December		Full year ended 31 December	
	2001	2000	**2001**	2000
Operating income	-35	18	3	44
Depreciation and amortisation of goodwill	81	80	318	300
Movement in operating working capital	66	-	85	-109
Movement in provisions	-2	-7	-6	-4
Cash flow from business activities	**110**	**91**	**400**	**231**
Financial income and expenses paid	-19	-18	-99	-106
Corporate taxes paid	-7	-14	-90	-82
Cash flow from operating activities	**84**	**59**	**211**	**43**
Cash flow used in investment activities	**-29**	**-29**	**-121**	**-175**
Proceeds from long-term liabilities	-	-	-	1,060
Repayments of long-term liabilities	-8	-6	-725	-75
Proceeds from equity issue, net of expenses	1	-	683	99
Decrease in short-term debts	-27	-44	-6	-931
Dividend paid	-	-	-13	-15
Cash flow from/used in financing activities	**-34**	**-50**	**-61**	**138**
Balance of cash flows	**21**	**-20**	**29**	**6**
Cash as at 1 October/1 January	63	81	56	51
Effects of currency translation	1	-5	-	-1
Cash as at 31 December	85	56	85	56
Short-term debt	-508	-517	-508	-517
Short term interest bearing assets and liabilities	**-423**	**-461**	**-423**	**-461**

The 2000 cash flow statements have been adjusted for comparison purposes.

Consolidated balance sheet (unaudited)

in millions of euro (EUR)	**31-12-2001**	31-12-2000
Fixed assets		
Intangible fixed assets	1,308	1,530
Tangible fixed assets	164	163
Financial fixed assets	34	31
	1,506	1,724
Operating working capital	542	517
Short term interest bearing assets and liabilities	-423	-461
	1,625	**1,780**
Financed by:		
Shareholders' equity [1]	1,146	601
Minority interests	58	57
	1,204	658
Long-term liabilities	352	1,048
Provisions	69	74
	1,625	**1,780**

[1] Statement of movements Shareholders' equity

Position as at 1 January	601	670
Net loss	-143	-139
Equity issue	688	99
Distribution to shareholders	-4	-31
Stock option plans	-2	-
Share premium from stock dividend	18	14
Exchange rate differences	-12	-12
Position as at 31 December	**1,146**	**601**

Basis of presentation

The accompanying unaudited interim financial statements consist of Vedior NV and its subsidiaries. These statements have been prepared in accordance with accounting principles generally accepted in the Netherlands ("Dutch GAAP") and are unchanged compared to the year 2000.

The information furnished in these condensed consolidated interim financial statements reflect all normal, recurring adjustments which, in the opinion of management, are necessary for the fair presentation of such financial statements. Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to rules and regulations applicable to interim financial statements.

Seasonality

Seasonality means that the Company's results vary from quarter to quarter, and therefore the results of one quarter may not be indicative of results for the full year. Seasonality varies depending on the type of staffing service offered and the geographic region in which the services are delivered. Certain areas within traditional staffing, such as construction and agriculture in the staffing service industry, are particularly seasonal. The effects of seasonality are most pronounced in VediorBis where, for example, temporary staffing in France generates higher revenues during the summer due to the number of permanent workers on holiday. Other factors that cause seasonal variations in the Company's results include the uneven distribution of public holidays and private holiday choices throughout the year affecting the need for temporary workers, school holidays in the education sector, and typically higher activity in the run-up to Christmas followed by lower activity after Christmas and early January as the year gradually winds up again following holidays. Historically, the Company has experienced higher revenues in the second half of the year and its highest revenues in the summer months.